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SECU SION

07001780

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-47793

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Euro-American Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4327 Forest Ave. SE

(No. and Street)

Mercer Island, WA 98040

(City) (State) (Zip Code)

SEC MAIL PROCESSING
RECEIVED
APR 11 2007
WASH, D.C. 100 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas D. Chenoweth 206-323-9290

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan Jorgenson & Limoli, P.S.

(Name – *if individual, state last, first, middle name*)

P.O. Box 1441 Gig Harbor, WA 98335

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 24 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas D. Chenoweth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Euro-American Equities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

CAROLE D. BARCELOUX
COMM. EXP.
NOTARY
PUBLIC
NOVEMBER 18, 2007
STATE OF WASHINGTON

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the *Computation for Determination of* the *Reserve Requirements* Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EURO-AMERICAN EQUITIES, INC.
BALANCE SHEETS
DECEMEBER 31, 2006 AND 2005

		2006		2005
ASSETS				
Current Assets				
Cash and equivalents	$	6,064	$	9,302
Marketable securities		9,237		-
Commissions receivable		475		241
Total Current Assets		15,776		9,543
Fixed Assets				
Equipment (at cost less accumulated depreciation of $717 and $478)		480		719
Other Assets				
Securities		-		825
Total Assets	$	16,256	$	11,087
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilites				
Accounts payable	$	-	$	-
Stockholders' Equity				
Common stock, no par, 1,000 shares issued and outstanding		5,000		5,000
Accumulated other comprehensive income		4,437		-
Additional paid-in capital		23,559		23,559
Retained earnings		(16,740)		(17,472)
Total Stockholders' Equity		16,256		11,087
Total Liabilities and Stockholders' Equity	$	16,256	$	11,087

The accompanying notes are an integral part of these financial statements

EURO- AMERICAN EQUITIES, INC.
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
DECEMBER 31, 2006 AND 2005

	2006	2005
Total stockholders' equity per balance sheet	$ 16,256	$ 11,087
Deduct ownership equity not allowed for net capital	-	-
Total ownership equity qualifed for net capital	$ 16,256	$ 11,087
Deductions and/or charges:		
Office equipment, net	(480)	(719)
Other deductions	(89)	(839)
Haircuts on other securities	(1,795)	(431)
Net capital	$ 13,892	$ 9,098

EURO-AMERICAN EQUITIES, INC.
SUPPLEMENTARY INFORMATION
RECONCILIATION BEWTEEN AUDITED NET CAPITAL
AND UNAUDITED NET CAPITAL (FOCUS REPORT)
DECEMBER 31, 2006 AND 2005

	2006		2005	
Unaudited net capital under 15c3-1 (FOCUS Report)	$	13,892	$	9,817
Adjust December 31 equipment		-		(719)
Audited net capital under rule 15c3-1	$	13,892	$	9,098

RJL
CERTIFIED PUBLIC ACCOUNTANTS
RYAN JORGENSON & LIMOLI, P.S.

ROBERT M. RYAN, CPA
MARC A. JORGENSON, CPA
SCOTT M. LIMOLI, CPA/ABV

M. EILEEN BAKER, CPA, MS(TAX)
JULIE M. CURTIS, CPA
JEAN L. SMITH, CPA
BRITTANYA BRYANT, CPA

March 31, 2007

SEC MAIL PROCESSING
RECEIVED
APR 11 2007
WASH. D.C. 199 SECTION

Mr. Thomas Chenoweth
Euro-American Equities, Inc.
4327 Forest Ave SE
Mercer Island, WA 98040

Dear Mr. Chenoweth:

We have performed the audit for Euro-American Equities, Inc. for the year ended December 31, 2006, and issued our report dated February 7, 2007.

There were no differences (pursuant to SEC Rule 17a-5(d) (4)) between the audited net capital and the broker dealer's corresponding focus report.

I have attached pages 2, 9 and 10 from our original audit report to provide detail on the net capital computation.

Sincerely,

Scott M. Limoli, CPA

END